Exhibit 99.1

Foresight Secures Additional Sale of QuadSight™ Prototype

Leading European vehicle manufacturer orders QuadSight™ prototype

Ness Ziona, Israel - August 28, 2018 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the additional sale of a prototype of its breakthrough QuadSight™ quad-camera vision system. The QuadSight™ multi-camera vision solution targets the semi-autonomous and autonomous vehicle market and is designed to allow near-100 percent obstacle detection with near zero false alerts under any weather and lighting conditions. The stereoscopic technology system was ordered by the truck division of one of Europe’s largest vehicle manufacturers. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

This is the second sale of QuadSight™ prototype system to a leading European original equipment manufacturer (OEM) demonstrating the company’s clear strategy to cooperate with leading European OEMs. According to a Mordor Intelligence report earlier this year, the long-term market potential for autonomous vehicles and advanced accident prevention systems is projected at $60 billion by 2030, with automotive vision and V2X technological solutions playing a key role in reaching that target.

Foresight believes that sales of QuadSight™ prototypes will strengthen its relations with potential customers. Customer satisfaction at the end of the evaluation process is expected to lead to a large order of QuadSight™ systems by the vehicle manufacturer for mass production.

“This is the third order from different automotive manufacturers Foresight has received over the last 3 months, showing the industry’s interest in the company’s revolutionary technology,” said Haim Siboni, CEO of Foresight. “In addition, it proves that the industry has a strong need for an all-weather and lighting conditions vision system for semi and fully autonomous vehicles.”

By selling additional prototypes, Foresight intends to increase awareness of its unique solutions, address potential customers, and expand its presence with vehicle manufacturers and Tier One automotive suppliers. Foresight believes that a closer evaluation of the technology by potential customers may lead to future collaborations in research and development, integration, production and more.

About QuadSight™

Foresight first launched a demo of its QuadSight™ system last January at the CES show in Las Vegas. Foresight regards QuadSight™ as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Using proven, highly advanced image-processing algorithms, QuadSight™ uses four-camera technology that combines two pairs of stereoscopic infrared and daylight cameras. QuadSight™ is designed to achieve near-100% obstacle detection with near zero false alerts under any weather or lighting conditions – including complete darkness, rain, haze, fog and glare.

Stereoscopic vision technology’s exceptional three-dimensional (3D) images, detection and accuracy are essential for safe and reliable semi-autonomous and autonomous vehicle vision systems. Stereoscopic cameras exceed a human driver’s ability to see objects in real time, whether large or small, in-motion or static, and from short or long-range distances. The dynamic driving environment demands a level of accuracy that only stereoscopic cameras can provide.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that this and any future sale of QuadSight™ prototypes gives Foresight a deeper understanding of the customers’ main requirements, which allows modification of the Quadsight system within a short period of time to accommodate each individual company; long-term market potential for autonomous vehicles and advanced accident prevention systems; strengthening relations with potential customers; and that customer satisfaction at the end of the evaluation process is expected to lead to a large order of QuadSight™ systems by the vehicle manufacturer for mass production. In addition, Foresight is using forward-looking statements when it discusses that it intends to increase awareness of its unique solutions, to address potential customers and expand its presence with vehicle manufacturers and Tier One automotive suppliers by selling additional prototypes. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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